Exhibit 99.149

DeFi Technologies Refiles 2023 Annual Financial Statements

Toronto, Ontario – (September 6, 2024) – DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Cboe CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance, announces that it has refiled its 2023 annual consolidated financial statements (the “Refiled 2023 FS”) to include an amended auditor’s report delivered by HDCPA Professional Corporation (the “Auditors”). The date of the 2023 FS remains unchanged and the Refiled 2023 FS have not been restated in any respect.

In connection with a continuous disclosure review by the Ontario Securities Commission, the Company determined to refile the Auditors’ report on the Company’s previously filed 2023 annual consolidated financial statements (the “Original 2023 FS”) to correctly identify the period over which the Auditors are providing assurance. The Refiled 2023 FS include an amended Auditors report which (a) identifies that the Auditors did not audit or express an opinion on the Company’s 2022 financial statements, (b) corrects a typographical error in the “Other Matters” section to refer to “December 31, 2023”, and (c) adds certain note references under “Description of the Key Audit Matter”.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements relating to the Refiled 2023 FS; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to the acceptance of ETPs by exchanges; growth and development of the decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681